4
1
<SROS>NASD
<REPORTING-OWNER>
  0001184980
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  3Com Corporation - Post Adjustment
  0000738076
  <IRS-NUMBER>94-2605794
</SUBJECT-COMPANY>
<PERIOD>04/09/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Michael, Mark D.
   5500 Great America Parkway
   Mail Stop 8103

   Santa Clara, CA 95052
2. Issuer Name and Ticker or Trading Symbol
   3Com Corporation - Post Adjustment (COMS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/9/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr VP and General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/08/03    M        28,963        A  $1.9939                     D  Direct
Common Stock                                  04/09/03    S        10,000 (1)    D  $5.0000      120,822        D  Direct
Common Stock                                                                                     8,371          I  by Daughter
Common Stock                                                                                     22,375         I  by Spouse
Common Stock                                                                                     200            I  by Stepdaughter

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $1.9939         04/08/03       M                          28,963                        05/21/03
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/08/03  Common Stock                   28,963                    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Stock holdings were sold pursuant to a written 10b5-1 trading plan.
-
Stock options were exercised pursuant to a written 10b5-1 trading plan.
-
Includes shares acquired under the 1984 stock purchase plan on March 31, 2003.

SIGNATURE OF REPORTING PERSON
/S/ Michael, Mark D.
DATE 04/09/03